654 N. Sam Houston Pkwy. E., Suite 400 Houston, Texas 77060-5914 Phone: 281.878.1000 Fax: 281.878.1010

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

October 16, 2013

Re:
ENGlobal Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed April 15, 2013
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Filed April 29, 2013
Form 10-Q for the Period Ended June 29, 2013
Filed August 9, 2013
Form 8-K
Filed April 15, 2013
File No. 1-14217

Dear Mr. Cash:

With respect to the above-captioned filings, we enclose ENGlobal’s additional responses to the comments posed by the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated October 3, 2013.  As requested, our responses are keyed numerically to the additional comments received from the Commission.

Referencing:
Form 10-K/A for the Fiscal Year Ended December 29, 2012
Summary Compensation Table, page 7

1.
We note your supplemental disclosure in response to comment nine in our letter dated September 4, 2013. Please provide us with the following information to better understand how the 2012 compensation for Messrs. Pagano and Rennie is being disclosed:

•	Reasons for the decrease in salary for both Messrs. Pagano and Rennie by $104,644 and $47,433, respectively; and

Mr. John Cash
Securities and Exchange Commission

The Salary column for Messrs. Pagano and Rennie in our initial filing erroneously included all federal income taxable wages, which included cash paid in lieu of vacation as reported in the salary column as well as executive and other benefits that were already included in the All Other Compensation column.  The supplementary response to the Staff included the corrected Executive Compensation Table.

•
Whether the $13,156 amount paid to Mr. Pagano for amounts owed to him for paid time off and holidays during 2012 is included in the $123,451 severance payment he received in 2012, or otherwise, tell us how this amount is being reflected in the Summary Compensation Table.

The $13,156 paid to Mr. Pagano was cash in lieu of paid time off and holidays that was included in the Salary column and the $123,451 severance payment was included in the All Other Compensation column. Below are the components of the All Other Compensation column.

	Executive Benefits Plan	Severance		All Other Compensation

Pagano	6,911	123,451	=	$130,362

Rennie	4,960	41,539	=	$46,499

Referencing:
Form 8-K/A Filed September 6, 2013

2.
With reference to Item 2.01 and Item 9.01(b)(4) of Form 8-K, please tell us how you considered the provisions of Rule 8-05(b) of Regulation S-X with regard to the form and content of the pro forma financial information you presented related to the disposition of your Gulf Coast Operations.

As requested, we have revised the following presentation to conform to the requirements of 17 CFR 210.8-05 regarding pro forma financial information.

Mr. John Cash
Securities and Exchange Commission

Pro forma Condensed Consolidated Statement of Operations
Unaudited
(amounts in thousands)

	Actual for the Six Months Ended June 29, 2013	Pro Forma Adjustments (1)	Pro Forma for the Six Months Ended June 29, 2013
Operating revenues	$100,411	$(59,560)	$40,851
Operating costs	89,100	(54,214)	34,886
Gross profit	11,311	(5,346)	5,965
Selling, general and administrative expenses	12,579	(2,104)	10,475
Operating loss	(1,268)	(3,242)	(4,510)
Other income (expense):
Gain on sale of assets	-	1,061	1,061
Other income (expense), net	(89)	300	211
Interest expense, net	(1,036)	-	(1,036)
Loss from continuing operations before income taxes	(2,393)	(1,881)	(4,274)
Provision (benefit) for federal and state income taxes	192	-	192
Loss from continuing operations	(2,585)		(4,466)
Income (loss) from discontinued operations, net of taxes	2,935	2,943	5,878
Net income (loss)	$350	$1,062	$1,412

Mr. John Cash
Securities and Exchange Commission

Pro forma Condensed Consolidated Balance Sheet
Unaudited
(amounts in thousands)

ASSETS	Actual as of June 29, 2013	Pro Forma Adjustments (1)	Pro Forma as of June 29, 2013
Current Assets:
Cash, restricted cash and cash equivalents	$814	$1,102	$1,916
Trade receivables, net	41,914	(21,931)	19,983
Notes receivable	1,420		1,420
Prepaid expenses and other current assets	1,000	(344)	656
Costs and earnings in excess of billings on uncompleted contracts	1,876	(15)	1,861
Total Current Assets	47,024	(21,188)	25,836
Property and equipment, net	2,333	(939)	1,394
Goodwill and other intangible assets	4,165		4,165
Long-term trade, notes receivable and other, net	5,067	2,000	7,067
Other assets, net	785	(117)	668
Total Assets	$59,374	$(20,244)	$39,130
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable, accrued and other current liabilities	$5,785	$(97)	$5,688
Accrued compensation and benefits	8,176	(6,494)	1,682
Credit facility	14,688	(14,688)	-
Billings in excess of costs and earnings on uncompleted contracts	3,321	(3)	3,318
Other current liabilities	1,667	(23)	1,644
Total Current Liabilities	33,637	(21,305)	12,332
Stockholders' Equity:
Common stock -	28	-	28
Additional paid-in capital	38,570	-	38,570
Accumulated deficit	(10,429)	1,061	(9,368
Treasury stock at cost	(2,362)	-	(2,362
Accumulated other comprehensive loss	(70)	-	(70
Total Stockholders' Equity	25,737	1,061	26,798
Total Liabilities and Stockholders' Equity	$59,374	(20,244)	$39,130

(1)	Record the sale of the Gulf Coast engineering and in-plant operations and retirement of the old credit facility from the proceeds.

Mr. John Cash
Securities and Exchange Commission

If you have any additional questions regarding these comments, please direct them to Mark A. Hess at 281-878-4584 or mark.hess@englobal.com.

ENGlobal Corporation

/s/  Mark A. Hess

Mark A. Hess
Chief Financial Officer

cc:
Lisa Etheredge, Staff Accountant, Division of Corporation Finance
Jeanne Baker, Assistant Chief Accountant, Division of Corporation Finance
Asia Timmons-Pierce, Staff Attorney, Division of Corporation Finance
Era Anagnosti, Staff Attorney, Division of Corporation Finance
Mr. William Coskey, Chairman and Chief Executive Officer, ENGlobal
Mr. Randy Hale, Audit Committee Chairman, ENGlobal Board of Directors